May 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Blue Foundry Bancorp

Registration Statement on Form S-1 (Commission File No. 333-254079)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Blue Foundry Bancorp, a Delaware corporation, in requesting the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on May 14, 2021, or as soon thereafter as practicable.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

/s/ Robin P. Suskind
Name: Robin P. Suskind
Title: Managing Director

Keefe, Bruyette & Woods • 18 Columbia Turnpike • Florham Park, NJ 07932

973.549.4000 • Toll Free 800.342.2325 • www.kbw.com